Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: TALX Corporation
Commission File No.: 000-21465

Dear Equifax Customer,

Today, Equifax announced we have entered into an agreement to acquire TALX, a leading provider of workplace verification and employment services. This acquisition is an important step for Equifax as we continue to expand into new markets, allowing us to bring new solutions which further enable our customers to make critical decisions with greater confidence.  Like Equifax, TALX has a great track record of being a trusted steward of information led by a strong management team.  We anticipate the acquisition closing in late second or early third quarter of this year.

Based in St. Louis, TALX serves more than 9,000 clients in the U.S., including 385 companies in the FORTUNE 500. TALX provides a broad range of products and services including employment and income verification, pay reporting, hiring, and employment tax management. The Work Number service, created by TALX in 1995, is an industry standard in workplace verification.

This acquisition is a strong strategic fit. Leveraging Equifax’s data, analytics and enabling technologies with TALX services including employment and income verification will supplement risk management and decisioning.  We will continue to keep you informed of major news about Equifax. Please call me at 404-885-8393 or contact your relationship manager directly if you have any questions.

Best Regards,

J. Dann Adams

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction..